UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
INTERNATIONAL SHIPHOLDING CORPORATION

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)
460321201

(CUSIP Number)
Philip J. Shapiro
Liberty Shipping Group LLC
1979 Marcus Avenue, Suite 200
Lake Success, New York 11042
(516) 488-8800

Copies to:
Dennis J. Friedman, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Projection LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC; AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		652,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		652,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	652,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Liberty Shipping Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		652,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		652,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	652,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Philip J. Shapiro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		652,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		652,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	652,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original Filing”), as amended by the amendments filed on September 2, 2008 (the “September 2 Filing”), September 15, 2008 (the “September 15 Filing”), October 1, 2008 (the “October 1 Filing”) and October 10, 2008 (the “October 10 Filing” and, together with the September 2 Filing, the September 15 Filing and the October 1 Filing, the “Amendments”). Information reported in the Original Filing, as amended by the Amendments, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Filing or the Amendments, as applicable. This Amendment No. 5 relates to shares of common stock, $1.00 par value per share (the “Common Stock”), of International Shipholding Corporation, a Delaware corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is amended and restated in its entirety as follows:
The 652,100 shares of Common Stock (the “Shares”) that may be deemed to be beneficially owned by the Reporting Persons were acquired by Projection. The aggregate purchase price for the Shares was approximately $12,713,681, which includes brokerage fees and other commissions paid in connection with such purchases.
The source of such funds is as follows: (i) approximately $8,480,763 came from the working capital of Projection and (ii) approximately $4,232,918 came from intercompany loans (the “Loans”) from Liberty Star Shipping Corporation, a New York corporation and an affiliate of Projection (“Liberty Star”). The Loans were made under a Master Promissory Note, dated September 17, 2008, issued by Projection to Liberty Star (the “Note”). The Note provides for borrowings by Projection of up to an aggregate amount of $6.5 million. Any such borrowings bear interest at the rate of 3% per annum. The entire amount of the principal outstanding under the Note together with accrued interest shall be due and payable on September 16, 2009. The foregoing summary of the terms of the note is qualified in its entirety by reference to the Note, a copy of which is filed as Exhibit G to the October 1 Filing.
The Shares may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable regulations and such firms’ credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.
Item 4. Purpose of Transaction
Item 4 is supplemented by adding the following paragraph at the end thereof:
On October 27, 2008, Projection sent a letter to the Special Committee of the Board of Directors of the Company. The letter is attached hereto as Exhibit H and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Subsections (a) through (c) of Item 5 are amended and restated in their entirety as follows:
(a)-(b) As of the time of this filing, Projection is the beneficial owner of an aggregate of 652,100 shares of Common Stock, which constitute approximately 9.1% of the 7,183,570 shares of Common Stock outstanding (based on the 7,385,801 shares of Common Stock outstanding as of June 30, 2008 minus the 202,231 shares of Common Stock repurchased by the Company between July 1, 2008 and July 30, 2008, each as reported by the Company in its Quarterly Report on Form 10-Q filed on August 8, 2008). Liberty, as the direct parent company of Projection, and Mr. Shapiro, as the manager of Liberty, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Projection. Liberty and Mr. Shapiro disclaim beneficial ownership of such Shares for purposes of Section 13(d) of the Act.
(c) All transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 4 are set forth in Exhibit F attached hereto.
Item 7. Material to be Filed as Exhibits
Exhibit F of the September 15 Filing, as supplemented by the October 1 Filing and the October 10 Filing, is hereby supplemented as set forth in Exhibit F attached to this Amendment No. 5.

Item 7 is also amended by adding the following at the end thereof:

Exhibit H:	Letter, dated October 27, 2008, to the Special Committee of the Board of Directors of International Shipholding Corporation.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 27, 2008	PROJECTION LLC

	By:	/s/ Philip J. Shapiro
Name: Philip J. Shapiro
Title: President and Chief Executive Officer

October 27, 2008	LIBERTY SHIPPING GROUP LLC

	By:	/s/ Philip J. Shapiro

Name: Philip J. Shapiro
Title: President and Chief Executive Officer

October 27, 2008
/s/ Philip J. Shapiro

PHILIP J. SHAPIRO

EXHIBIT INDEX

Exhibit F:	Schedule of transactions effected by the Reporting Persons.
Exhibit H:	Letter, dated October 27, 2008, to the Special Committee of the Board of Directors of International Shipholding Corporation.